Mail Stop 3561

July 22, 2008

Mr. Thomas Scozzafava
Chief Executive Officer
Seaway Valley Capital Corporation
10-18 Park Street, 2nd Floor
Gouverneur, NY 13642

      Re: **Seaway Valley Capital Corporation**
                Form 10-KSB for the fiscal year ended December 31, 2007
                Filed April 15, 2008
                Form 10-Q for the fiscal quarter ended March 31, 2008
                Filed May 20, 2008
                Form 8-K/A1
                Filed January 18, 2008
                File No. 001-11115

Dear Mr. Scozzafava:

      We have reviewed your response to our prior comments dated June 18, 2008, on the above referenced filings and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2007

Notes to the Consolidated Financial Statements, page 23

Note 3 – Acquisitions and Mergers and Excess Purchase Price, page 28

1. We have read your response to prior comment 8 of our letter dated June 18, 2008, regarding Thomas Scozzafava's control of WiseBuy Stores and Seaway Valley Capital Corp. prior to the merger. It is not evident that common control existed

between the entities. We note Thomas Scozzava did not hold a majority interest in WiseBuy Stores based on his 49.5% ownership of the Series A Preferred Stock. If control in WiseBuy Stores was based on a majority interest including immediate family members, please advise indicating the relationship of each family member. In this regard, please clarify your basis for determining common control existed between WiseBuy Stores and Seaway Valley Capital Corp. See EITF 02-5. If common control did exist, please tell us what consideration you gave to determining whether a minority interest was acquired. Refer to SFAS 141, paragraph 14 and FASB Technical Bulletin 85-5, paragraphs 5-7.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3849 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant